2101 - 885 West Georgia Street	Hovslagargatan 5
Vancouver, B.C. Canada V6C 3E8	SE-111 48 Stockholm, Sweden
Tel: +1 604 689 7842	Tel: +46 8 545 074 70
Fax: +1 604 689 4250	Fax: +46 8 545 074 71

Rio Narcea Gold Mines Ltd.
181 University Avenue, Suite 1210
Toronto, ON Canada M5H 3M7
Tel: +1 416 956 7470
Fax: +1 416 956 7471

NEWS RELEASE

LUNDIN MINING CORPORATION AND RIO NARCEA GOLD MINES, LTD. ENTER INTO DEFINITIVE SUPPORT AGREEMENT IN CONNECTION WITH CASH TAKE-OVER BID BY LUNDIN MINING FOR RIO NARCEA

Vancouver, B.C., April 4, 2007 – Lundin Mining Corporation (TSX: LUN; AMEX: LMC; SSE: LUMI) (Lundin Mining) and Rio Narcea Gold Mines, Ltd. (TSX: RNG; AMEX: RNO) (Rio Narcea) announced today that they have entered into a definitive support agreement pursuant to which Lundin Mining will offer to acquire (the "Offer") all of the outstanding common shares of Rio Narcea (the "Shares") on a fully diluted basis and all of the outstanding warrants of Rio Narcea (TSX: RNG.WT) (the "Warrants") by way of a take-over bid for Cdn $5.00 cash per Share and Cdn $1.04 cash per Warrant. The consideration under the Offer represents a 22.90% premium over the 30-day weighted average trading price of Rio Narcea’s Shares as at April 3, 2007 and a 3.7% premium to the closing price of the Shares of Rio Narcea on April 3, 2007.

The Board of Directors of Rio Narcea has unanimously determined that the offer is fair and will recommend that shareholders ("Shareholders") tender to the Offer. Rio Narcea’s financial advisor has provided an opinion to the Board of Directors of Rio Narcea that the consideration to be received by the Shareholders under the Offer is fair from a financial point of view to such Shareholders. Each senior officer and each member of the Board of Directors of Rio Narcea has agreed to support the Offer and to tender their Shares to the Offer, which together with shares owned by certain trusts associated with directors and management, represents approximately 5% of the Shares.

Karl-Axel Waplan, President and CEO of Lundin Mining, commented, "This transaction is in line with our corporate goals to grow the Company, increase value for our shareholders and establish ourselves as the next major global mining house in the base metals sector. The acquisition will add production, cash flow, resources, and synergistic assets to the Lundin Mining portfolio while introducing nickel to the Lundin Mining commodity mix."

Chris von Christierson, Chairman and CEO of Rio Narcea, commented, "The Directors and management of Rio Narcea believe this is in the best interest of Rio Narcea and is a fair offer to all of our Shareholders. We are supportive of it."

Haywood Securities Inc. acted as financial advisor to Lundin Mining and McCullough O’Connor Irwin LLP are its legal advisors. The financial advisor to Rio Narcea is BMO Capital Markets and legal advisors are Fraser Milner Casgrain LLP.

Rio Narcea has entered into a support agreement with Lundin Mining that provides for, among other things, a non-solicitation covenant on the part of Rio Narcea, a right in favour of Lundin Mining to match any competing offers, and a non-completion fee payment of Cdn $25 million to be paid by Rio Narcea under circumstances.

A take-over bid circular containing the terms of the Offer will be mailed to Shareholders and Warrantholders (together with a Rio Narcea Board of Directors circular) and other related documents on or before April 18, 2007. The Offer, unless extended, will expire 36 days from its commencement.

Lundin Mining Corporation
News Release

In conjunction with the Offer, Lundin Mining has arranged a US $800 million senior credit facility, under usual conditions, with the Bank of Nova Scotia that is for general corporate purposes.

Concurrent with the Offer and contingent upon the success of the takeover bid, Red Back Mining Inc. (TSX: RBI) has signed an Option agreement with Lundin Mining to acquire the Tasiast gold mine from Lundin Mining in consideration for US $225 million in cash and assumption of US $42.5 million in debt related to the Tasiast gold mine.

About Rio Narcea

Rio Narcea Gold Mines, Ltd. is a Canadian mineral resource company with operations, development projects and exploration activities in Spain, Portugal and Mauritania. The Company currently produces nickel at its Aguablanca nickel-copper-platinum group metals mine in southern Spain. Construction of its Tasiast gold mine in Mauritania, West Africa, is well underway, with production expected to commence by mid 2007.

Aguablanca Nickel-Copper Mine

Rio Narcea holds a 100% interest in the Aguablanca nickel-copper-PGM deposit located approximately 100 kilometres north of Seville in the southern portion of Spain. Developed as an open pit mine, production began in 2005 becoming the first nickel sulfide mine in western Europe’s highly prospective nickel sulfide belt. In 2006 the mine produced 14 million pounds of nickel at a cash cost of $4.23 per pound sold.

Tasiast Gold Mine

Rio Narcea holds a 100% interest in the Tasiast gold project which includes the Tasiast gold deposit under development as an open pit mine and exploration licenses encompassing 13,178 square kilometres.

Construction of the Tasiast gold mine is well underway with production start-up scheduled for the second half of 2007 at an initial rate of 108,000 ounces per year at an average grade of 3.25 g/t Au and estimated cash cost of US $260 per ounce.

Strategic Investments

Rio Narcea holds an approximate 20% equity interest in Chariot Resources Limited (TSX: CHD) which has a 70% interest in the Marcona copper project in Peru. Chariot has identified significant copper mineralization at the Mina Justa prospect and has initiated a scoping study on the potential of developing the deposit into an open pit mine with potential for underground expansion.

About Lundin Mining

Lundin Mining is a rapidly growing mining and exploration company engaged in the extraction, development, acquisition and discovery of base metal deposits internationally. The company currently owns four operating mines: Neves-Corvo in Portugal, the Zinkgruvan and Storliden mines in Sweden, and the Galmoy mine in Ireland. A fifth mine under development, the Aljustrel mine in Portugal, will be brought into production in the third quarter of 2007. Lundin Mining also holds a 49% stake in one of the world’s largest zinc projects – Ozernoe, located in the Republic of Buryatia in the Russian Federation.

The foregoing transactions are subject to all requisite regulatory approvals.

Lundin Mining Corporation
News Release

Conference Call

A conference call and webcast presentation will be held at 12:00 p.m. Toronto time (6:00 p.m. Stockholm time) on Wednesday, April 4, 2007 to discuss the transaction. Karl-Axel Waplan, President and CEO and Colin Benner, Vice-Chairman will host the call.

Access Details

Conference Name:	Lundin Mining

Date:	Wednesday, April 4, 2007 at 12:00 p.m. Toronto time (6:00 p.m. Stockholm time)

Audio Dial-in:	46 (0) 8 5352 6458 Sweden
1 718 354 1388 North America
1 888 935 4577 toll free North America

Presentation Webcast: copy and paste the link below in your browser

https://www.livemeeting.com/cc/premconfeurope/join?id=7235342&role=attend&pw=lundin342 or alternatively enter the VisionCast site and log into the webcast using the Meeting ID and Password.

VisionCast:	www.euvisioncast.com
Your Name:	(Enter your name)
Meeting ID:	7235342
Meeting Password:	lundin342

A replay of the conference call will be available until 12:00 a.m. April 17, 2007.

Replay Telephone Number: 46 (0) 8 5876 9441 Sweden +1 718 354 1112 North America Replay Passcode: 7235342#

Replay Telephone Number:	46 (0) 8 5876 9441 Sweden
+1 718 354 1112 North America
Replay Passcode:	7235342#

Lundin Mining Corporation
News Release

Important Information Regarding the Offer

Investors and security holders are advised to read the offering circular (tender offer statement) by Lundin related to the proposed offer for the outstanding common shares of Rio Narcea when it becomes available, because it will contain important information. Investors and security holders may obtain a free copy of the offering circular when it becomes available and other documents filed by Lundin Mining with Canadian provincial securities regulators at www.sedar.com and with the SEC at the SEC's website at www.sec.gov. The offering circular may also be obtained for free when it becomes available from Lundin Mining by directing a request to Lundin Mining's investor relations department at 604-689-7842 or sophias@namdo.com.

The release, publication or distribution of this announcement in certain jurisdictions may be restricted by law and therefore persons in such jurisdictions into which this announcement is released, published or distributed should inform themselves about and observe such restrictions.

Forward-Looking Statements

Certain of the statements made and information contained herein is "forward-looking information" within the meaning of the Ontario Securities Act or "forward-looking statements" within the meaning of Section 21E of the Securities Exchange Act of 1934 of the United States. Forward-looking statements are subject to a variety of risks and uncertainties which could cause actual events or results to differ from those reflected in the forward-looking statements, including, without limitation, risks and uncertainties relating to foreign currency fluctuations; risks inherent in mining including environmental hazards, industrial accidents, unusual or unexpected geological formations, ground control problems and flooding; risks associated with the estimation of mineral resources and reserves and the geology, grade and continuity of mineral deposits; the possibility that future exploration, development or mining results will not be consistent with the companies’ expectations; the potential for and effects of labour disputes or other unanticipated difficulties with or shortages of labour or interruptions in production; actual ore mined varying from estimates of grade, tonnage, dilution and metallurgical and other characteristics; the inherent uncertainty of production and cost estimates and the potential for unexpected costs and expenses, commodity price fluctuations; uncertain political and economic environments; changes in laws or policies, foreign taxation, delays or the inability to obtain necessary governmental permits; and other risks and uncertainties, including those described under Risk Factors Relating to the Company’s Business in Lundin Mining’s and Rio Narcea’s Annual Information Form and in each management discussion and analysis. Forward-looking information is in addition based on various assumptions including, without limitation, the expectations and beliefs of management, the assumed long term price of copper, zinc, gold and nickel; that the companies can access financing, appropriate equipment and sufficient labour and that the political environment where the companies operate will continue to support the development and operation of mining projects. Should one or more of these risks and uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described in forward-looking statements. Accordingly, readers are advised not to place undue reliance on forward-looking statements.

For further information, please contact:

Lundin Mining Corporation

Karl-Axel Waplan, President and CEO: +46-705-10-42-39 or ka.waplan@lundinmining.com
Colin Benner, Vice Chairman: +1-604-681-1337 or CBenner@lundinmining.ca
Catarina Ihre, Investor Relations, Europe: +46-706-07-92-63 or Catarina.Ihre@lundinmining.com
Sophia Shane, Investor Relations, North America: +1-604-689-7842 or sophias@namdo.com
www.lundinmining.com

Rio Narcea Gold Mines, Ltd.

Chris von Christierson, Chairman and CEO: +44-207-629-2252 or cvc@sprospecting.com
Omar Gomez, CFO: + 34-98-573-3300 or omar.gomez@rngm.es
Michelle Roth, Investor Relations: 1-732-792-2200 or michelleroth@rothir.com
www.rionarcea.com